Consent of Report of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 29, 2014 relating to the consolidated financial statements of Banro Corporation and subsidiaries (“Banro”) and the effectiveness of Banro’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Banro for the year ended December 31, 2013.

 /s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 29, 2014